MISSION NEWENERGY LIMITED

30 November 2017

CHIEF EXECUTIVE OFFICER’S ADDRESS TO THE 2017 ANNUAL GENERAL MEETING OF MISSION NEWENERGY LIMITED

On behalf of my fellow directors of the company, I bid you a warm welcome to the 2017 Annual General Meeting of Mission NewEnergy Limited.

The Annual report which was available to all shareholders a month ago has most of the facts & figures of the year under review. My team and I would be delighted to answer any queries that you may have on the contents of the report at the end of this address.

I would like to use this opportunity to update you on the status of the company’s operations and the initiatives that we will be seeking to implement in the forthcoming months.

Mission currently has no debt and a 20% equity stake in a refinery in South East Asia. The project to refurbish the refinery has however stalled in view of the weak demand for palm based biodiesel in the USA and in Europe.

During the year, the company entered into a term sheet with shareholders of the AUS group to acquire the AUS group which is involved in the manufacture of building materials in Australia.

The transaction will involve the Company wholly acquiring the business operations of AUS Group with consideration comprising the issue of shares in Mission and the provision of cash, more commonly known as a reverse merger (“RTO”) whereby existing shareholders of the Company are expected to be diluted by 90%.

As at the date of this report, both the Aus Group and the Mission Group are working towards completing the conditions precedent.

As part of the aforementioned RTO announced to the market in December 2016, the Group is required to dispose of the shares held in the Joint Venture Company.

Your Board continues to look for new opportunities that are achievable within cash constraints although new fund raising may be required in due course to grow the business.

In closing, once again my heartfelt thanks to colleagues on the Board for their invaluable guidance and my sincere appreciation to Mission’s dedicated employees who continue to contribute their best during these times. To all our investors, my gratitude for your support over these challenging times.

Thank you.